Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

May 1, 2006

Item 3  News Release

A press release was issued on May 1, 2006 in Toronto, Ontario and disseminated across Canada through the facilities of Canada Newswire.

Item 4  Summary of Material Change

On May 1, 2006, the Company announced that it continues to progress with implementing its previously announced Management Improvement Plan and detailed progress with each of the four plan elements.

I. Portfolio Restructuring
The Company announced on April 9th that it expects proceeds from divestitures to total $260 to $300 million during 2006. The Company reiterated that EBITDA from business units being divested of was approximately break-even in 2005, with depreciation being approximately $20 million.

The Company previously announced that write-downs associated with divestitures are expected to be in the range of $210 to $250 million, confirming on May 1, 2006 that the after-tax write down to be booked in the fourth quarter of 2005 is $226.4 million.

II. Cost and Margin Improvement Initiatives
With respect to margin improvement, under the leadership of Daryl Wilson, who was recently appointed Senior Vice President of Manufacturing, Engineering and Development, the Company has set an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next 18 months. Successful achievement of these goals will enable a cumulative 40% reduction in manufacturing and warehousing footprint, as well as significant cost reductions. The goals are to be accomplished by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools and advancements in extrusion line technology. Most of the released footprint will be from space currently occupied by inventories in warehousing space. Labor adjustments will be absorbed primarily through transfers, normal turnover and reductions in both temporary labor and overtime.

Several higher-speed lines have now been deployed throughout the Company, providing strong evidence that significant efficiency improvements are possible. Over 200 production lines are currently being enhanced, which will enable 25% of the Company's extrusion lines to be converted to higher speeds by year-end. Labor and other manufacturing expenses accounted for approximately 25% of sales during the nine months ended September 30, 2005.

Greater extrusion efficiency is enabling manufacturing operation consolidation, with phase one of its consolidation activity involving four plants totaling 550 thousand square feet, as was previously announced. Two plants were consolidated into other facilities in Woodbridge, one facility vacated as a result of the divestiture of a tooling business and one facility leased back. The Company has reduced its fixed costs per annum by $5 million as a result of this divestiture and consolidation initiative.

The Company announced that it intends to sell another 1.5 million square feet of redundant manufacturing space by year-end, in a second wave of consolidation activity. The operations currently occupying the space to be divested of will be relocated into other plants within the Group. The anticipated proceeds from these real estate divestitures were included in its estimates of proceeds from asset sales noted in its news release dated April 9, 2006.

Upon completion of the second wave of consolidation, the Company will have reduced its overall footprint by 40%, inclusive of space that will be liberated through divestitures. The Company estimates that fixed costs will be reduced by a further $25 million per annum as a result of the second wave of consolidation.

Under the direction of Brad Holcomb, the Company's recently appointed Senior Vice President of Global Materials and Supply, the Company has consolidated spending for key materials and services to capture the purchasing leverage of the entire corporation. Several negotiations with suppliers are now complete, with savings realized through purchasing consolidation in the range of 5% to 15% with these particular suppliers. The Company purchases approximately $1.1 billion of materials and services on an annual basis.

In addition, a series of raw material supply chain analyses have been completed in pursuit of better understanding of suppliers' economics, which the Company believes will ultimately lead to improved raw material economics. The Company's procurement organization has been significantly enhanced to ensure that it is accessing leading suppliers around the globe.

III. Full Potential Strategic Plans
Under the direction of its core business divisional presidents, the Company has completed detailed profitability analyses for two core divisions, such that actions are now being taken to enhance product mix and profitability within those divisions. Similar analyses will be undertaken in each of the other core divisions during 2006.

The Company continues to evaluate strategic options for each of its core businesses, with the intent of realizing these businesses' strategic full potential through better use of the Company's extensive manufacturing footprint in North America. While the Company is committed to each of its core businesses, there is still opportunity to enhance the organizational structure employed to pursue them. For example, the Company's 340,000 square foot custom profile manufacturing facility located in Reno, Nevada is now being utilized to produce fence, deck and rail, and will be utilized in the future to produce cellular trim products for the Western markets. In addition, the Company's cellular trim facility located in Bristol, Tennessee will be utilized to produce vinyl window profiles for the Southeastern marketplace.

The Company is also assessing strategic options for its 260,000 square foot manufacturing facility located in Shanghai, China. This facility has historically produced components of the Royal Building System and vinyl window profiles for the Chinese market. Going forward, the Company intends to increasingly utilize this facility to produce certain price-sensitive, "opening price point" products, to facilitate greater penetration of market segments in North America that complement its core product offerings. The Company confirmed that commercial production of some products in China destined for North American markets has commenced. The Company's decision to leverage its production facility in China recognizes that PVC (vinyl) resin is currently available in China at discounted prices to those available in North America.

In a separate news release issued May 1, 2006, the Company announced that it has recently entered into a letter of intent to acquire Tech-Wood USA, LLC. Tech-Wood is a start-up company, using proven technology from Europe. The Company is pursuing North American marketing rights and may invest up to $35 million over the next 18 to 24 months. Tech-Wood has leading technology in the area of wood/plastic composite materials and extrusion, which will enable the Company to better access the rapidly-growing wood alternative segments of the building products markets. This investment is consistent with the Company's strategic focus on development and commercialization of composite technology, whereby the Company will develop and commercialize products that look and feel like wood, but not require the maintenance of traditional wood building materials. In support of this strategic objective, the Company has commenced construction of a materials development center in Woodbridge, Ontario, which will play a key role in further refining composite technologies and deploying these technologies across its core divisions.

The Company expects to drive new revenue growth through the launch of new products and enhancements to existing products. More than 80 new product development initiatives are underway currently, with the expectation that 20% of revenue in 2008 will be derived from these new product development initiatives.

IV. Refinancing
In December 2005, the Company announced that it has successfully extended its operating line of credit through 2006 with its banking syndicate. The Company advised that additional financing alternatives are being developed, to support the Company's strategic plans, should it remain a public entity. The Company is currently engaged in final due diligence with potential bidders for shares of the company. At this time a firm offer to acquire the shares of the Company has not been received nor can there be assurance that an adequate offer will be received or a transaction completed.

The Company anticipates that the aforementioned divestitures will help it to significantly reduce the level of net debt to total capitalization. At this juncture, the Company intends to use the proceeds from divestitures to repay short-term debt.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer
For further information, please contact:
Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

May 10, 2006

SCHEDULE “A”

Royal Group provides Management Improvement Plan progress report

- Portfolio restructuring on track
- Manufacturing productivity initiatives accelerating:
- Equipment utilization to improve by 40%
- Inventory to be reduced by 25%
- Internal scrap rates to be reduced by 30%
- Overall footprint to be reduced by 40% by the end of 2007
- Significant procurement cost improvements achieved - more anticipated
- New technology secured to penetrate wood replacement market segments
- Restructuring expected to facilitate significantly improved debt structure and balance sheet by mid 2006

TORONTO, May 1 /CNW/ - Royal Group Technologies Limited (RYG - TSX: NYSE) today announced that it continues to progress with implementing its previously announced Management Improvement Plan. On July 15, 2005 Royal Group announced that its Board of Directors had approved a four-part Management Improvement Plan, involving:

I. Business unit portfolio restructuring;
II. Cost and margin improvement initiatives;
III. Strategies to unlock the potential of the core divisions; and,
IV. Financing alternatives that capitalize on the strength of Royal Group's balance sheet.

Royal Group has adopted the practice of publicly communicating its progress with implementation of its plan at appropriate junctures. Today, it detailed progress with each of the four plan elements.

I. Portfolio Restructuring

Royal Group announced on April 9th that it expects proceeds from divestitures to total $260 to $300 million during 2006. Royal Group reiterated that EBITDA from business units being divested of was approximately break-even in 2005, with depreciation being approximately $20 million.

Royal Group previously announced that write-downs associated with divestitures are expected to be in the range of $210 to $250 million, confirming today that the after-tax write down to be booked in the fourth quarter of 2005 is $226.4 million.

II. Cost and Margin Improvement Initiatives

With respect to margin improvement, under the leadership of Daryl Wilson, who was recently appointed Senior Vice President of Manufacturing, Engineering and Development, Royal Group has set an organization-wide goal of improving equipment utilization by 40%, cutting internal scrap rates by 30% and reducing inventories by over 25% over the next 18 months. Successful achievement of these goals will enable a cumulative 40% reduction in manufacturing and warehousing footprint, as well as significant cost reductions. The goals are to be accomplished by the application of advanced manufacturing techniques, including lean manufacturing, advanced statistical problem solving tools and advancements in extrusion line technology. Most of the released footprint will be from space currently occupied by inventories in warehousing space. Labor adjustments will be absorbed primarily through transfers, normal turnover and reductions in both temporary labor and overtime.

Several higher-speed lines have now been deployed throughout the Group, providing strong evidence that significant efficiency improvements are possible. Over 200 production lines are currently being enhanced, which will enable 25% of the Company's extrusion lines to be converted to higher speeds by year-end. Labor and other manufacturing expenses accounted for approximately 25% of sales during the nine months ended September 30, 2005.

Greater extrusion efficiency is enabling manufacturing operation consolidation, with phase one of its consolidation activity involving four plants totaling 550 thousand square feet, as was previously announced. Two plants were consolidated into other facilities in Woodbridge, one facility vacated as a result of the divestiture of a tooling business and one facility leased back. Royal Group has reduced its fixed costs per annum by $5 million as a result of this divestiture and consolidation initiative.

Royal Group announced that it intends to sell another 1.5 million square feet of redundant manufacturing space by year-end, in a second wave of consolidation activity. The operations currently occupying the space to be divested of will be relocated into other plants within the Group. The anticipated proceeds from these real estate divestitures were included in its estimates of proceeds from asset sales noted in its news release dated April 9, 2006.

Upon completion of the second wave of consolidation, Royal Group will have reduced its overall footprint by 40%, inclusive of space that will be liberated through divestitures. The Company estimates that fixed costs will be reduced by a further $25 million per annum as a result of the second wave of consolidation.

Under the direction of Brad Holcomb, Royal Group's recently appointed Senior Vice President of Global Materials and Supply, the Company has consolidated spending for key materials and services to capture the purchasing leverage of the entire corporation. Several negotiations with suppliers are now complete, with savings realized through purchasing consolidation in the range of 5% to 15% with these particular suppliers. Royal Group purchases approximately $1.1 billion of materials and services on an annual basis.

In addition, a series of raw material supply chain analyses have been completed in pursuit of better understanding of suppliers' economics, which the Company believes will ultimately lead to improved raw material economics. Royal Group's procurement organization has been significantly enhanced to ensure that it is accessing leading suppliers around the globe.

III. Full Potential Strategic Plans

Under the direction of its core business divisional presidents, Royal Group has completed detailed profitability analyses for two core divisions, such that actions are now being taken to enhance product mix and profitability within those divisions. Similar analyses will be undertaken in each of the other core divisions during 2006.

Royal Group continues to evaluate strategic options for each of its core businesses, with the intent of realizing these businesses' strategic full potential through better use of the Company's extensive manufacturing footprint in North America. While the Company is committed to each of its core businesses, there is still opportunity to enhance the organizational structure employed to pursue them. For example, the Company's 340,000 square foot custom profile manufacturing facility located in Reno, Nevada is now being utilized to produce fence, deck and rail, and will be utilized in the future to produce cellular trim products for the Western markets. In addition, the Company's cellular trim facility located in Bristol, Tennessee will be utilized to produce vinyl window profiles for the Southeastern marketplace.

Royal Group is also assessing strategic options for its 260,000 square foot manufacturing facility located in Shanghai, China. This facility has historically produced components of the Royal Building System and vinyl window profiles for the Chinese market. Going forward, Royal Group intends to increasingly utilize this facility to produce certain price-sensitive, "opening price point" products, to facilitate greater penetration of market segments in North America that complement its core product offerings. Royal Group confirmed that commercial production of some products in China destined for North American markets has commenced. Royal Group's decision to leverage its production facility in China recognizes that PVC (vinyl) resin is currently available in China at discounted prices to those available in North America.

In a separate news release issued today, Royal Group announced that it has recently entered into a letter of intent to acquire Tech-Wood USA, LLC. Tech-Wood is a start-up company, using proven technology from Europe. Royal Group is pursuing North American marketing rights and may invest up to $35 million over the next 18 to 24 months. Tech-Wood has leading technology in the area of wood/plastic composite materials and extrusion, which will enable Royal Group to better access the rapidly-growing wood alternative segments of the building products markets. This investment is consistent with the Company's strategic focus on development and commercialization of composite technology, whereby Royal Group will develop and commercialize products that look and feel like wood, but not require the maintenance of traditional wood building materials. In support of this strategic objective, Royal Group has commenced construction of a materials development center in Woodbridge, Ontario, which will play a key role in further refining composite technologies and deploying these technologies across its core divisions.

The Company expects to drive new revenue growth through the launch of new products and enhancements to existing products. More than 80 new product development initiatives are underway currently, with the expectation that 20% of revenue in 2008 will be derived from these new product development initiatives.

IV. Refinancing

In December 2005, Royal Group announced that it has successfully extended its operating line of credit through 2006 with its banking syndicate. Royal Group advised that additional financing alternatives are being developed, to support the Company's strategic plans, should it remain a public entity. Royal Group is currently engaged in final due diligence with potential bidders for shares of the company. At this time a firm offer to acquire the shares of the Company has not been received nor can there be assurance that an adequate offer will be received or a transaction completed.

Royal Group anticipates that the aforementioned divestitures will help it to significantly reduce the level of net debt to total capitalization. At this juncture, the Company intends to use the proceeds from divestitures to repay short-term debt.

Commenting on Royal Group progress with implementation of its Management Improvement Plan, Lawrence J. Blanford, Royal Group's President and C.E.O. noted that, "With markets for our products becoming increasingly competitive, we are focused on sharpening Royal Group's competitive edge". "Through continued new product innovation and utilization of advanced manufacturing techniques, we intend to increase the value we bring to our customer base and our shareholders", added Mr. Blanford. He concluded saying that Royal Group's Management Improvement Plan "involves a healthy balance of initiatives to improve our cost structure and enhance our product offerings so that we can attract more customers and grow".

Royal Group Technologies is a leading producer of innovative, attractive, durable and low-maintenance home improvement and building products, which are primarily utilized in both the renovation and new construction sectors of the North American construction industry. Royal Group is the recipient of several industry awards for product innovation. The company has manufacturing operations located throughout North America in order to provide industry-leading service to its extensive customer network. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should ", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause the Company's actual performance, achievements and financial results to differ materially from past results and from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; the outcome of the ongoing investigations by the United States Department of Justice, RCMP, OSC and SEC; the outcome of the discussions with the SEC on the Company's historical disclosure; the outcome of class action shareholders lawsuits against the Company filed in the United States and Canada; the negative impact that may be caused by the delay in filing of Royal Group's 2005 financial statements, including, without limitation, a breach by Royal Group of its banking agreement, an adverse effect on Royal Group's business and the market price of its publicly traded securities, and a breach by Royal Group of the continued listing requirements of the New York Stock Exchange and Toronto Stock Exchange; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or increases in revenues related to sales price increases; the sufficiency of any restructuring activities, including the potential for higher actual costs to be incurred in connection with any restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of Royal's outstanding debt and current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by December 31, 2006, the expiry date of its current bank credit facility; the Company's ability to complete the required processes and provide the internal control report that will be required under U.S. securities law in respect of fiscal 2006; the ability to meet the financial covenants in Royal's credit facilities; changes in Royal's product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities, environmental or health and safety laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of May 1st, 2006 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone: (905) 264-0701/

(RYG.SV. RYG)